

December 21, 2021

Chad Bradford
Interim Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Fort Worth, Texas 76109

      Re: **Elevate Credit, Inc.**
          Form 10-K filed February 26, 2021
          Form 10-Q filed November 5, 2021
          File No. 001-37680

Dear Mr. Bradford:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14 - Commitments, Contingencies and Guarantees, page 144

1. We note your disclosure related to the materiality of your legal contingencies on page F-144. In accordance with ASC 450-20-50, please tell us, and revise future filings to disclose, the following information for your legal contingencies in the aggregate or individually:

   • The amount or range of reasonably possible losses in addition to amounts accrued; or
   • That reasonably possible losses cannot be estimated; or
   • That any reasonably possible losses in addition to the amounts accrued are not material to your financial statements.

Chad Bradford
Elevate Credit, Inc.
December 21, 2021
Page 2

Form 10-Q for the quarterly period ended September 30, 2021

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 4 - Variable Interest Entities, page 25

2.   Please provide us with and revise future filings to disclose quantitative information for each VIE including revenue, gross profit and net income. Refer to paragraphs 5A.d. and 2AA.d. of ASC 810-10-50 for guidance.

3.   Please provide us with and revise future filings to include an enhanced description of the terms of the arrangements with each VIE, including how the credit premium you receive is calculated. Please also provide us with and enhance future filings to better describe the purpose for which each VIE was created from the perspective of both the Company and third-party investors.   Refer to ASC 810-10-50-5A.d. for guidance.

4.   Please tell us in detail why you do not recognize a non-controlling interest related to the ownership interests in the VIE. In future filings, please clearly disclose which entity receives the expected losses and expected residual returns.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen at (202) 551-3697 or Mike Volley at (202) 551-3437 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance